

August 18, 2010

Jaime Mills
Chief Executive Officer
Benefit Solutions Outsourcing Corp.
1136 Lead Hill Blvd., Suite 100
Roseville, CA 95661

> **Re:** **Benefit Solutions Outsourcing Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 6, 2010**
> **File No. 333-167917**

Dear Mr. Mills:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 28, 2010.

General

1.   We note from your disclosures on page 4 that you estimate you will need $25,000 to complete your business and marketing plan, however, on page 14 you indicate the business and marketing plan will cost approximately $20,000. Alternatively, the disclosures on pages 7, 22, 23 and 24 indicate that you will need $150,000 over the next 12 months to execute your business plan. Please reconcile these amounts and revise your disclosures to correct the various inconsistencies throughout your filing. In your response, provide a breakdown of the individual estimated costs you anticipate incurring in order to implement your business plan.

Description of Property, page 6

2.   We note your response to prior comment 8. Please tell us the nature of the business relationship with the colleague of Mr. Mills who is providing the office space free of charge. Disclose the material terms of the office space arrangement, including the length of time the company will be able to use the office space without paying rent and whether there are any conditions to the use of the space. Tell us whether there are any documents evidencing the office space arrangement and what consideration you have given to filing such documents pursuant to Item 601(b)(10) of Regulation S-K.

Risk Factors, page 6

There is substantial doubt about the ability of Benefit Solutions…, page 7

3.   Please expand the risk factor to clarify, if true, that you have not yet generated revenues
        from operations and that you currently do not have any clients or contracts.

Our company lacks the sufficient capital to support the additional expenses…, page 7

4.   We note your new risk factor in response to prior comment 10. Please expand the risk
        factor to disclose the costs related to becoming a publicly reporting company.
        Alternatively, you may include a cross-reference to your disclosure on page 14 stating
        that you anticipate costs over the next year relating to "audit, SEC filings, and legal" to
        be approximately $5,000 to $6,000. Quantitative disclosure is necessary to provide
        meaningful context for investors to assess the company's future expenses.

There is no minimum amount required to be raised in this offering.., page 8

5.   In response to prior comment 12, you state in the subheading that you "will not be able to
        complete the business and marketing plans" if you do not sell all of the securities from
        this offering. However, your risk factor indicates that you will be able to complete the
        business and marketing plan in six months even if you sell 25% of the securities in the
        offering. Please clarify this disclosure. Disclose the amount that you will need to
        complete the business and marketing plans, and state whether the proceeds from the
        offering at any level will be sufficient to execute the business and marketing plans.

The company's sole officer and director may not be in a position to devote all of his time…,
page 11

6.   We note your response to prior comment 13. Please expand your risk factor to alert
        investors, consistent with Note 5 to the financial statements, that the sole officer and
        director of the company may, in the future, become involved in other business
        opportunities that become available and that Mr. Mills may face a conflict in selecting
        between the company and other business interests.

Use of Proceeds, page 14

7.   Please revise to include a discussion of how you intend to use the proceeds of this
        offering if less than 100% of the shares are sold. For instance, we note that the funds
        raised from this offering will first be used to covering mandatory operating expenses of
        approximately $5,000 - $6,000 and the remaining funds will be used to further the
        development of your business and marketing plan. Disclose how you intend to allocate
        the remaining funds, if any, assuming only 25%, 50% or 75% of the shares are sold. In
        this regard, provide a more detailed discussion of the extent to which you will be able to

implement your business and marketing plan and describe the individual stages of the plan that you will be able to complete if only 25%, 50% or 75% of the shares are sold.

The Offering by the Company, page 15

8.   We note that your revised disclosure in response to prior comment 16 has not clarified that a trading market may only develop once the <u>registration statement</u>, rather than the company, is declared effective by the SEC. Please revise accordingly.

Business, page 17

9.   We note your new risk factor regarding government law and regulations in response to prior comment 20. Please provide a reasonably detailed discussion of the specific laws and regulations to which you will be subject in the Business section of the filing. For example, discuss whether you need any government approvals in order to initiate your business, whether you will be subject to ongoing governmental oversight, and whether there are potential liabilities to which you may be subject.

Plan of Operation, page 22

10.   We note that you have revised your disclosure in response to prior comment 23; however, your disclosure appears to be based entirely on the assumption that you will raise an additional $150,000 within the next 12 months. Please revise the plan of operations to provide a clear timeline (in narrative or tabular form) and a concise description of each of the activities you plan to undertake during the next 12 months. Then specify the number of months you expect to be able to fund these activities based upon your available cash resources and the net proceeds from this offering assuming 100% and 50% of the shares are sold. Since it appears that you will not have sufficient cash resources to fund all 12 months, also state the number of months for which you will need to raise additional funds to meet the expenditures required to operate your business. Any discussion of the amounts needed to operate the business beyond what you anticipate raising from this offering should be discussed at the end of this section, after you have clearly described how the proceeds from this offering will be applied. Ensure that your disclosure in this regard is consistent throughout your prospectus. Finally, disclose your course of action if the company is unable to sell all the securities in this offering or secure additional funding.

Liquidity and Capital Resources, page 23

11.   We note your response to prior comment 25 and your revised disclosures beginning on page 23. It is still not clear how your current cash resources along with the estimated proceeds from this offering will be sufficient to fund your business and marketing plan. For instance, you indicate that if you sell 100% of this offering, it will take two months to complete your business and marketing plan. However, considering you anticipate needing

$150,000 in order to execute your business plan, tell us how the estimated $25,000 net proceeds from this offering (assuming 100% of the shares are sold) will be sufficient for you to execute your business plan within two months. Please explain further and revise your disclosures to clearly indicate how your current and anticipated resources will be used to fund your operations.

Exhibits

12.   We note that your response to prior comment 27 does not address why you have not filed any documents related to the unregistered sale of the 9,000,000 shares of common stock to Mr. Mills. Given that this constitutes a related party agreement, the agreement or contract should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. As requested, please file the agreement or tell us why you believe you are not required to file the agreement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (561) 362-9612
        James Schneider
        Schneider Weinberger & Beilly LLP